ETF Opportunities Trust
730 Stony Point Parkway, Suite 205
Richmond, Virginia 23235

April 15, 2026

VIA EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ETF Opportunities Trust: Request for withdraw of Form N-1A Filing (File No. 333-234544 and 811-23439)

Ladies and Gentlemen:

This Form AW, Amendment Withdrawal Request, is submitted pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), to withdraw a filing made under Rule 485(a) of the 1933 Act by ETF Opportunities Trust (the “Registrant”). The Registrant hereby requests you withdraw Post-Effective Amendment No. 159 to its Registration Statement filed with the Securities and Exchange Commission on August 30, 2024 (Accession No. 0001999371-24-011114) concerning the series portfolios referenced below (the “Funds”).

Tuttle Capital EEM Option Income Strategy ETF
Tuttle Capital EFA Option Income Strategy ETF
Tuttle Capital IJH Option Income Strategy ETF
Tuttle Capital IYR Option Income Strategy ETF
Tuttle Capital KRE Option Income Strategy ETF
Tuttle Capital RSP Option Income Strategy ETF
Tuttle Capital SMH Option Income Strategy ETF
Tuttle Capital VTV Option Income Strategy ETF
Tuttle Capital XBI Option Income Strategy ETF
Tuttle Capital XHB Option Income Strategy ETF
Tuttle Capital XLE Option Income Strategy ETF
Tuttle Capital XLF Option Income Strategy ETF
Tuttle Capital XLU Option Income Strategy ETF
Tuttle Capital XLV Option Income Strategy ETF
Tuttle Capital XLY Option Income Strategy ETF

This request includes all subsequent Post-Effective Amendments filed pursuant to Rule 485(b)(1)(iii) relating to the Funds.  No securities of the Funds have been sold in connection with the offering.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.
 Very truly yours,

_/s/ Karen M. Shupe_________________________________
Karen M. Shupe,
Treasurer and Principal Executive Officer
4926-5157-8782, v. 1